UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 15, 2024

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

484 Broome St.

New York, New York 10013

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (646) 666-0515

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

#03EXQUISITEBOX; #03TOPPSCHROMEWAX; #18-19BASKETBALLGROWTHBASKET; #1909E95SGCSET; #1959TOPPSBASEBALLSET; #1964KOUFAXJERSEY; #1969TOPPSBASKETBALLSET; #1986WAX; #2000PLAYOFFCONTENDERSWAX; #48LEAFRUTHSGC8; #AARON1954PSA8.5; #AARONDECADEBASKET; #ACUNABOWMAN10BASKET; #ACUNAGOLD9.5; #ALEXRODRIGUEZ09WSUNIFORM; #ALIROOKIECARDBVG8; #ALKALINE1954TOPPSPSA9; #ANDRE&HULKWRESTLINGBASKET; #ANDRETHEGIANT; #BABERUTHBOWSOUTPHOTO; #BANKS1954PSA9; #BETTSBLUEREFRACTORBASKET; #BETTSGOLDREFRACTORBASKET; #BOBBYORRBRUINSJERSEY; #BRADY2000SPXSPECTRUMBGS9.5; #BRADYBOWMAN10; #BRADYCHAMPIONSHIPTICKET; #BRADYDEBUTTICKET; #BRADYPLAYOFFCONTENDERSBASKET; #BRADYREEBOKFLAWLESS; #BRADYROOKIE; #CASSIUSCLAYLISTONUPITYPE1; #CHAMBERLAINHSUNIFORM; #CHAMBERLAINPHILAJERSEY59-60; #CHICAGOBULLSDYNASTYHARDWOOD; #CHRISBOSHGAMEWORNRAPTORSSNEAKERS; #CLEMENTE1955PSA8; #CLEMENTE65-68BAT; #CLEMENTEWHITE&GRAYBASKET; #COBBMINTE98; #COBBVINTAGET206PHOTO; #CRISTIANORONALDORC1OF1; #CROSBYTHECUPBASKET; #CROSBYWINTERCLASSICSKATES; #CURRYRPABGS9.5; #DAVEBINGSIGNED50GREATESTNBAPLAYERSLITHOGRAPH; #DEVERSSUPERFRACTOR; #DIMAGGIO1933BAT; #DONCICBLUEPSA10; #DONOVANMITCHELLNT9.5; #DURANTCHROMEREFRACTORPSA10; #DWADEULTIMATE; #EDDIEPLANKT206PSA4; #ELWAY1984ROOKIECARDPSA10BASKET; #EMBIIDFIRST50POINTGAMEJERSEY; #EMMITTSMITH10KJERSEY; #EMMITTSMITHMVPBASKET; #ERLINGHAALANDPSA10BASKET; #FRANKROBINSON1957PSA9BASKET; #FRANKROBINSON500HRBAT; #GARYCARTER1975PSA10BASKET; #GIANNIS48POINTGAMESNEAKERS; #GIANNISGOLDIMMACULATE; #GIANNISRPA; #GLEYBERTORRESORANGE9.5; #GRETZKY1979TOPPS9; #GRETZKYOPEECHEE1979; #GRIFFEY89UPPERDECKSGCGOLD; #HARMONKILLEBREW1955TOPPSPSA9; #HONUSWAGNER1910PSA5; #JACKIELEAF3.5; #JACKIEROBINSON1952TOPPSPSA8.5; #JACKIEROBINSON53TOPPS8; #JETERFOILRCBASKETBGS9.5; #JIMMIEFOXX1938BAT; #JOKICREFRACTOR1OF1; #JORDAN85NIKEBASKET; #JORDAN86FLEERBGS9.5BASKET; #JORDANEXQUISITE8.5FLASHBACK; #JORDANEXQUISITEBGS8; #JORDANFLEER86SGC10; #JORDANLEBRONMAGICTRIPLESIGS; #JORDANLEBRONSIGNOFTHETIMES; #JORDANMAGICLEBRONTRIPLEAUTOJERSEY; #JORDANROOKIEJERSEY; #JORDANSIGNEDPROFESSIONALBAT; #JOSHALLENGOLDBGS9.5; #JUSTINHERBERTHIDDENTREASURERPA; #KAREEMPOINTSRECORDBALL; #KAWHIBASKET; #KEVINDURANTHSJERSEY; #KOBEBLACKHISTORYMONTHFINALSEASONSHOES; #KOBEBRYANT2001WARMUPJACKET; #KOBEBRYANTFIRSTWHITE#24JERSEY; #KOBEBRYANTROOKIESNEAKERS; #KOBEBRYANTROYALBLUEJORDANSNEAKERS; #KOBEFINALSEASONSNEAKERS; #KOBELEBRONJORDANMAGICQUADAUTO; #KOBEREEBOKIVERSONRETROS; #KOUFAX1955PSA8.5; #KOUFAX55PSA9; #KOUFAXPSA8; #LBJEXQUISITE; #LBJKOBETOPPSBASKET; #LEBRONBLACKDIAMOND; #LEBRONBLACKREFRACTOR; #LEBRONCREDENTIALS; #LEBRONEMBLEMSOFENDORSEMENT; #LEBRONMELOBOSH2008TRIPLELOGOMAN; #LEBRONMELODUALLOGOMAN; #LEBRONMELOWADETRIORC; #LEBRONROOKIESHOES; #LEBRONULTIMATE; #LOUGEHRIGRCPHOTO; #LUKADONCICGUROOKIESNEAKERS; #LUKAROOKIEJERSEY; #LUKAWHITESPARKLE; #MAGICBIRDDRJ; #MAGICBIRDDRJ1980PSA9; #MAGICBIRDDRJPSA8BASKET; #MAGICBIRDLOGOMAN; #MAHOMESBRONZEBASKET; #MAHOMESEMERALDRPABGS9; #MAHOMESIMMACULATE1OF1; #MAHOMESNT1OF1; #MAHOMESNT8.5; #MANTLE1952BOWMANPSA8; #MANTLE1952TOPPSPSA8; #MANTLE1953BOWMAN8BASKET; #MANTLE1953TOPPS8; #MANTLE1956PSA8BASKET; #MANTLE1957TOPPSPSA8.5; #MANTLE1960PSA9; #MANTLE1964TOPPS9; #MANTLE1965TOPPS9; #MANTLE1966TOPPSPSA9BASKET; #MANTLE1967TOPPS9; #MANTLE1968PSA9BASKET; #MANTLE1969TOPPS9; #MANTLE52TOPPSPSA7; #MANTLE54BOWMANBASKET; #MANTLEDEBUTSTUB; #MARINO1984ROOKIECARDBGS10BASKET; #MARINOMANNINGFAVREJERSEYS; #MARIS58TOPPSPSA9; #MAYS1951BOWMAN7; #MAYS1951PHOTO; #MAYS1952PSA8; #MAYS1956GRAYPSA9; #MAYS1959PSA9BASKET; #MAYS1960PSA9; #MAYWEATHERRCPSA10; #MESSIMEGACRACKS#71PSA9; #MESSIROOKIEBASKET; #MICHAELPORTERJRBASKET; #MIKAN48BOWMANPSA7; #MIKANRCPHOTO; #MLBALLSTARGAMETICKETRUNCOLLECTION; #MLBHALLOFFAMEBASEBALL; #MONTANARCPSA10; #MOOKIEBETTSGLOVE; #MPJCHAMPIONSHIPTICKET; #NADALNETPROGLOSSY; #NEGROLEAGUELEGENDARYCUTSBASKET; #NOLANRYAN1968MILTONBRADLEYPSA9; #NTBBALLWAXBUNDLE; #ORANGEDOMINGUEZ; #OSCARROBERTSONCINCINNATIROYALSJERSEY; #OTTOGRAHAM1950BOWMANPSA9; #OVECHKINSPAUTHBASKET9.5; #OVECHKINTHECUPBGS8.5; #OZZIESMITHRCBGS9.5; #PAULMOLITOR1978TOPPSPSA10; #PAULPIERCE2010ASGJERSEY; #PEYTONMANNINGMVPHELMET; #RICKEYHENDERSONRCPSA10; #RODGERSPLAYOFFCONTENDERSGREEN; #RONALDO2002PANINIFUTEBOLSTICKERSPSA10; #RONALDO2003PANINIMEGACRAQUESPSA10; #ROYCAMPANELLA1949BOWMANPSA9; #RUTH1914BALTIMORENEWSSGC3; #RUTH33GOUDEYSGC8; #SADAHARUOHBAT; #SANDYKOUFAX1956TOPPSGRAYBACKPSA9; #SATCHELPAIGE48LEAFSGC30; #SEAGERORANGEREFRACTORBASKET; #SERENA03NETPROPSA10BASKET; #SHOELESSJOEJACKSON1915PSA8; #STEPHCURRYSNEAKERS; #TATISBOWMANBLACKLABEL; #TATUMFLAWLESS10; #TEDWILLIAMS1939PLAYBALL; #THEROCKBUMBLEBEEPSA10; #TIGERPUTTER; #TIGERSIFORKIDS; #TIGERSPAUTHENTICBGS9.5; #TIMDUNCANPMGGREEN; #TRAEYOUNGFLAWLESSBGS9; #TRAEYOUNGFLAWLESSGREENBGS9; #TREVORLAWRENCELEAFBASKET; #TROUTFINESTSUPERFRACTOR; #TYSONRCBGS9BASKET; #UNITAS1965JERSEY; #UNITASPSA8; #WARRENSPAHN1948LEAFPSA9; #WILTCHAMBERLAIN1961FLEERRCPSA9; #WILTCHAMBERLAIN61PSA9; #YAODUNCANDIRKTRIPLELOGOMAN; #YASTRZEMSKIRC9BASKET; #ZIONPRIZMSBLUEBGS10; #ZIONRPABGS9;

Item 9. Other Events

As a result of our inability to file our 1-K by April 29th, 2024, secondary trading has been temporarily halted on the Templum platform, which provides order execution services to the Collectable platform. Collectable will update if and when this changes.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: May 1, 2024	By:	/s/ Adeliza Pérez-Johnson
Chief Operating Officer

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